January 23, 2020

Securities and Exchange Commission

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn: Diane Fritz and Anuja A. Majmudar

Re:	American Energy Partners, Inc.
Pre-Qualification Amendment No. 4 to Offering Statement on Form 1-A
Filed January 7, 2020
File No. 024-11091

Dear Ladies and Gentlemen:

American Energy Partners, Inc. (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 10:00 AM Eastern Time on Friday, January 24, 2020, or as soon thereafter as is practicable.

Please note that the Company’s offering is registered and qualified in the State of New York. The Company is registered as an issuer, Registration type: M-11, and the registration is valid through the year 2021.

Please call our counsel at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Brad J. Domitrovitsch
Name:	Brad J. Domitrovitsch
Title:	CEO